EXHIBIT 99.1

POET Wins “Best Optical AI Solution” in 2024 AI Breakthrough Awards Program

Prestigious International Annual Awards Program Honors Standout AI and Machine Learning Solutions and Companies

TORONTO, June 26, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and AI markets, today announced that it has been selected as winner of the “Best Optical AI Solution” award in the seventh annual AI Breakthrough Awards program conducted by AI Breakthrough, a leading market intelligence organization that recognizes the top companies, technologies and products in the global Artificial Intelligence (AI) market today.

POET’s breakthrough microchip solution, the POET Optical Interposer™, enables optical communication using a silicon-based hybrid integration platform. The optical interposer combines electrical and optical layers in a single chip for highly integrated transceivers and enables the replacement of copper with light-based optical data communication between chips in high-speed computing.

“With POET’s technology, AI hardware developers can deploy next-generation networks that outperform existing solutions, reduce costs, and improve power efficiency. This is a period of high demand for 800G transceivers, and while an optical engine is not a complete transceiver, it includes all but one of a transceiver’s major components, and it can represent well over 50% of the cost,” said Steve Johansson, managing director, AI Breakthrough. “POET is powering the age of photonics with innovative products that seamlessly integrate into existing networking infrastructure and give developers the ability to build high-speed and low-latency networks using an optical solution that is highly scalable and at the desired cost structure.”

The optical interposer platform is the foundation on which POET designs its line of products, including POET Wavelight™, a pluggable transceiver that can be used for up to 2km of reach over single-mode fiber and POET Starlight™, a source for multiple wavelengths of light, powering external silicon photonics modulators and managing the data flow among chips. POET is also developing 800G and 1.6T optical transceiver modules in collaboration with key customers and partners like Luxshare, Foxconn Interconnect Technology and MultiLane Inc., and recently initiated a 3.2T optical engine program with a major laser supplier.

“Our vision is to enable the semiconductorization of photonics. The low-cost integration scheme and scalability of our POET Optical Interposer brings value to any device or system that integrates electronics and photonics,” said Dr. Suresh Venkatesan, POET’s Chairman and CEO. “Winning ‘Best Optical AI Solution’ from AI Breakthrough validates our exclusive focus on advanced optical engine, module and external light source solutions for AI applications.”

Johansson says the mission of the AI Breakthrough Awards is to honor excellence and recognize the innovation, hard work, and success in a range of AI and machine-learning related categories. This year’s program attracted more than 5,000 nominations from over 20 countries. Along with POET, other winners included Nvidia, AMD, and other notable names.

For a video of Dr. Venkatesan discussing more about POET's recognition from the AI Breakthrough Awards, watch this interview published on the Company's YouTube channel:
https://youtu.be/5FCxP4GdokI

About POET Technologies Inc.
POET is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

About AI Breakthrough
Part of Tech Breakthrough, a leading market intelligence and recognition platform for global technology innovation and leadership, the AI Breakthrough Awards program is devoted to honoring excellence in Artificial Intelligence technologies, services, companies and products. The AI Breakthrough Awards provide public recognition for the achievements of AI companies and products in categories including Generative AI, Machine Learning, AI Platforms, Robotics, Business Intelligence, AI Hardware, Computer Vision and more. For more information visit AIBreakthroughAwards.com.

Tech Breakthrough LLC does not endorse any vendor, product or service depicted in our recognition programs, and does not advise technology users to select only those vendors with award designations. Tech Breakthrough LLC recognition consists of the opinions of the Tech Breakthrough LLC organization and should not be construed as statements of fact. Tech Breakthrough LLC disclaims all warranties, expressed or implied, with respect to this recognition program, including any warranties of merchantability or fitness for a particular purpose.

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Company’s projects, risks affecting the Company’s ability to complete its products, the ability of the Company to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Company’s products, the ability to attract key personnel, and the ability to raise additional capital when needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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